Exhibit 99.1

Warrantee Inc. Receives Notification of Deficiency from Nasdaq Regarding Timely Filing of Annual Report on Form 20-F

Tokyo, Japan, August 23, 2023 – Warrantee Inc. (Nasdaq: WRNT) (the “Company” or “Warrantee”), a Japanese marketing and market research technology company, today announced that it received a notice of non-compliance from Nasdaq Stock Market LLC (“Nasdaq”) on August 18, 2023 stating that, as a result of not having timely filed its annual report on Form 20-F for the fiscal year ended March 31, 2023, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the U.S. Securities and Exchange Commission. This notice has no immediate effect on the listing or trading of the Company's American Depositary Shares on Nasdaq.

Under Nasdaq’s listing rules, the Company has 60 calendar days to submit a plan to regain compliance. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the Form 20-F’s due date, or until February 12, 2024, to regain compliance.

The Company is working diligently to complete the annual report and will file the report as soon as practicable. If the Company files its on Form 20-F for the fiscal year ended March 31, 2023 within the 60-day period described above, it will not need to submit a formal plan to regain compliance.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Warrantee Inc.

Founded in Japan in 2013, Warrantee is a Japanese marketing and market research technology company that helps corporate sponsors unlock value through targeted marketing campaigns while providing its corporate sponsors’ potential customers who participate in its campaigns with extended warranty coverage on durables or certain healthcare benefits sponsored by its corporate sponsors. Warrantee focuses on developing a suite of specialized marketing and market research services and these services are designed to collect and leverage targeted and specialty data of its corporate sponsors’ potential customers to provide proprietary market insights to its corporate sponsors and promote the sales of their products. At the core of Warrantee’s current business of providing marketing campaign services is its trinity model, which connects three stakeholders: corporate sponsors, campaign participants, whom Warrantee also refers to as users, and Warrantee, and is designed to benefit all three stakeholders. For more information, please visit the Company’s website: https://warrantee.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Warrantee Inc.

Investor Relations Department

Email: info@warrantee.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com